Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December, 2013

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Meeting of the Board of Directors (11/2013)

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (11/2013)

Date, Time and Location:

December 11th, 2013, at 4:00 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343 – 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Board of Directors.

Decisions:

1.	The members of the Board of Directors approved the Company’s operational and investment plan for 2014.

2.
The members of the Board of Directors approved, pursuant to article 28, item “p”, of the Company’s Bylaws, the renewal, for a period of 3 (three) years, of the financing with Banco do Brasil S.A., by its wholly-owned subsidiary Ipiranga Produtos de Petróleo S.A. (“Ipiranga”), with principal amount of R$ 909,500,000.00 (nine hundred and nine million, five hundred thousand reais), and will bear interest corresponding to 105.50% of the accumulated variation of the average daily DI rates (Inter-bank deposits of one-day), calculated and published daily by CETIP S.A. – Mercados Organizados ("CETIP").

3.
The members of the Board of Directors authorized the hiring of a financing to be contracted by Ipiranga, through the issuance of simple debentures, non convertible into shares, guaranteed by third party, to be issued for public distribution with restricted efforts, pursuant to CVM Instruction nr 476, of January 16th, 2009, as amended (“Debentures”), as well as authorized the Company to guarantee the main and ancillary obligations under the second issuance by Ipiranga (“Issuance”).

3.1.
The total amount to be issued is R$800,000,000.00 (eight hundred million reais) as of the offering date. 80,000 (eighty thousand) Debentures will be issued, with unit par value of R$10,000.00 (ten thousand reais), in a single tranche. The Debentures will have semi-annual interest payments, amortization in a single installment at the final maturity date and will bear interest corresponding to 107.90% of the accumulated variation of the average daily DI rates (Inter-bank deposits of one day), calculated and published daily by CETIP.

3.2.	The Debentures will have a 5-year term, starting from the offering date, except in case of early redemption and early maturity of the Debentures.

3.3.
The guarantee will be provided without exception or reserve, and the Company will be the guarantor and principal payer, on a joint and several liability basis, of the main and ancillary obligations of Ipiranga in connection with the Debentures.

3.4.
The members of the Board of Directors authorized the Officers to take any measures necessary to implement the resolutions herein, including the signing of the Indenture and the definition of other terms and conditions of the guarantee.

4.
The members of the Board of Directors, aiming to align long-term interests between executives and shareholders and the retain executives, decided to establish a long-term incentive for the Company’s Chief Executive Officer and to grant him, pursuant to the terms of the plan approved at the extraordinary general meeting of the Company held on January 26th, 2003, shares issued by the Company, according to the proposal filed in the Company’s headquarters, presented by the Compensation Committee.

The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read, approved and executed by all the undersigned members present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice Chairman

Ana Maria Levy Villela Igel

Ivan de Souza Monteiro

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Paulo Vieira Belotti

Pedro Wongtschowski

Renato Ochman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2013
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer